EXHIBIT 99.1

December 22, 2021

To: British Columbia Securities Commission

 Alberta Securities Commission

 Ontario Securities Commission

RE:	SPHERE 3D CORP. - ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON DECEMBER 22, 2021 VOTING RESULTS

This report on the voting results of our Annual and Special Meeting of Shareholders held on December 22, 2021 is made in accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations. Each of the matters set out below is described in greater detail in the Notice of Meeting and Management Information Circular dated as of December 1, 2021.

1.  Election of Directors

On a vote taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sphere 3D Corp. for the ensuing year or until their successors are duly elected or appointed. Voting results are as follows:

Nominees	Votes For	% For	Votes Withheld	% Withheld
Vivekanand Mahadevan	13,255,827	92.348%	1,098,329	7.652%
Duncan J. McEwan	13,300,390	92.659%	1,053,767	7.341%
Peter Tassiopoulos	13,165,887	91.722%	1,188,270	8.278%
Patricia Trompeter	13,084,944	91.158%	1,269,213	8.842%

2.  Appointment of Auditors

On a vote taken regarding the appointment of auditors, it was declared that the shareholders approved the appointment of Smythe LLC as auditors of Sphere 3D Corp. for the ensuing year and that the directors were authorized to fix their remuneration. Voting results are as follows:

Votes For	% For	Votes Withheld	% Withheld
27,418,634	98.398%	446,316	1.602%

3.  Approval of the Private Placement Proposal

On a vote taken regarding the approval of the Private Placement Proposal, it was declared that the shareholders approved the Private Placement Proposal. Voting results are as follows:

Votes For	% For	Votes Against	% Against
13,910,602	96.910%	443,555	3.090%

4.  Approval of the By-law Amendment Proposal

On a vote taken regarding the approval of the By-law Amendment Proposal, it was declared that the shareholders approved the By-law Amendment Proposal. Voting results are as follows:

Votes For	% For	Votes Against	% Against
14,177,287	98.768%	176,870	1.232%

5.  Approval of the Board Size Proposal

On a vote taken regarding the approval of the Board Size Proposal, it was declared that the shareholders approved the Board Size Proposal. Voting results are as follows:

Votes For	% For	Votes Against	% Against
13,225,234	92.135%	1,128,923	7.865%

No other matters were voted upon.

Yours very truly,

SPHERE 3D CORP.

/s/ Caroline Wang
Caroline Wang
Secretary of the Meeting